FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2006

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report dated September 1st, 2006 relative to News Release dated August 29, 2006 and filed on September 11, 2006 Accession Number 0001176256-06-000421,

2.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

3.

Madison Minerals Inc. News Release Dated September 13, 2006,

4.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

5.

Madison Minerals Inc. News Release Dated September 21, 2006,

6.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

7.

Madison Minerals Inc. News Release Dated September 21, 2006,

8.

Madison Minerals Inc. Interim Consolidated Financial Statements for the period ended July 31, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: October 5, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

October 5, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

August 29, 2006

Item 3.

Press Release

August 29, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Drilling results for the Mt. Kare Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 1st day of September 2006.

MADISON MINERALS INC.

By:

“J. G. Stewart”__

Secretary _______

(Official Capacity)

J.G. Stewart _____________________

(Please print here name of individual

 whose signature appears above.)

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 13, 2006

Item 3.

Press Release

September 13, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has arranged a non-brokered private placement to generate gross proceeds of $5,355,000.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of September 2006.

MADISON MINERALS INC.

By:

“J.G. Stewart”___

Secretary________

(Official Capacity)

J.G. Stewart____________________

(Please print here name of individual

 whose signature appears above.)

MADISON Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC. Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

September 13, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON ARRANGES NON-BROKERED PRIVATE PLACEMENT

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has, subject to regulatory approval, arranged a private placement of 6,300,000 units at a price of $0.85 per unit to generate gross proceeds of $5,355,000 that will be used to fund its next phase of work on its Lewis Property in Nevada and to fund working capital.  Each unit will consist of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Madison $1.20 per share for a period of two years from the closing date.  After four months following the closing date and until the expiry date of the warrants, if the closing price of Madison’s shares exceeds $2.40 for fifteen consecutive trading days, Madison may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire thirty days following the provision of such notice.

Bolder Investment Partners, Ltd. has agreed to act as Madison’s agent in respect of 1,765,000 units of this placement and will receive a commission of 7% of the gross proceeds, such fee to be payable half in cash and half in units at Bolder’s election and a broker’s warrant entitling the purchase of up to 176,500 shares of Madison on the same terms as the warrants included in the units.  Longview Strategies Inc. has agreed to purchase or arrange purchasers for 1,765,000 units.  To the extent that it arranges purchasers rather than purchasing the units itself, it will receive a fee of 5% of the gross proceeds, such fee to be payable half in cash and half in units at Longview’s election

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”__________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 21, 2006

Item 3.

Press Release

September 21, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Drilling results for the Mt. Kare Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 21st day of September 2006.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC. Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

September 21, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

ADDITIONAL DRILL RESULTS FROM MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of additional drilling results from Buffalo’s 2006 exploration program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“Specific highlights of the drill results include:

North-Western Roscoelite Zone

•

30.0 metres of 19.2 g/t gold in hole MK06-58

▪

Including 6.5 meters of 41.8 g/t gold

•

25.0 metres of 22.6 g/t gold in hole MK06-63

South-Western Roscoelite Zone

•

29.2 metres of 1.9 g/t gold in hole MK06-68

▪

And 24.5 metres of 2.5 g/t gold

▪

And 11.0 metres of 2.9 g/t gold

A summary of drill intersections can be found below in Table 1.

The results from four drill holes have been received since the last Buffalo press release. (See Buffalo Release, August 28, 2006, “Buffalo Gold Continues to Hit Significant Mineralization at Mt. Kare.”)  Holes MK06-58 and MK06-63 are collared approximately 125m and 100m, respectively, into the North-Western Roscoelite zone. The results from holes MK06-58 and MK06-63 demonstrate a continued northern extension of high-grade mineralization in the North-Western Roscoelite Zone, (NWRZ).

Holes MK06-39 and MK06-68 were drilled in the South-Western Roscoelite zone and intersected mineralization consistent with the known resource.  Results for MK06-68 have only been received to 148 metres depth and ended in mineralization.  Results from the remainder of the hole are pending.  A fifth hole, MK06-62, was abandoned due to drilling conditions above the target mineralization.

“We are excited to see that as we move to the north we not only continue to see significant intersections of mineralization, but also see higher gold grades,” commented Buffalo Chairman and CEO Damien Reynolds.

The Western Roscoelite Zone is open at depth and the north and northeast, and the ongoing drilling program has holes planned to explore both areas.  Reinterpretation of existing IP data shows that the main IP anomalous zone, associated with mineralisation, is open to the south and southwest and at depth below 200m.  A number of targets in the IP data, as well as numerous targets away from the main mineralized zones have been identified for drilling.

A summary of the geology and mineralization in these drill holes follows:

MK06-58 explored the down-dip extension of the high grade mineralization encountered in a hole previously drilled by Madison, MK99-73. From 78m to 104m, the hole intersected brecciated, strongly altered siltstones and intrusives hosting zones of semi-massive to locally massive pyrite-sphalerite and minor roscoelite mineralization (one of the common hosts of gold mineralization at Mt. Kare and Porgera).

MK06-63 tested the northern portion of the NWRZ between historical holes, specifically the well mineralized MK97-73 and the less robust MK97-69. The hole intersected a hanging wall succession of sandstones, siltstone breccias and intrusives to 98m. Below this depth, the main mineralized zone was encountered to 123m, comprising strongly altered intrusive and breccias hosting base metal veins, local semi-massive sulphides and thin quartz-carbonate-roscoelite veins.

MK06-39 was aimed to explore the easterly dip extension of the extensive mineralization encountered in MK06-38 (114.8 m @ 4.03 g/t Au). The borehole intersected a succession of sandstones and mudstones with brecciated zones and minor intrusives to the contact with the brown mudstone footwall unit at 188m. Patchy, weak, base metal mineralization occurs from 140m to 185m.

MK06-62 was planned to test the easterly, down-dip extension of the well mineralized zone encountered in MK06-50 (49 m @ 10.4 g/t Au). Heavy rains destabilized the drill platform, necessitating abandonment of the hole at 105m without achieving target depth.

MK06-68 was drilled in an attempt to help determine the nature and attitude of mineralization in the southern portion of the WRZ, targeting the well mineralized zones in historical hole MK99-146. The borehole intersected landslide material to 24m followed, to 62m, by a sequence of silstones and silicified intrusives hosting pyrite veining and, at 45m, a 1.3m silicified breccia with quartz-roscoelite.

Table 1. Summary of Mt. Kare Drill Hole Intersections form August 28 to September 18, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK06-39	146.0	184.0	38.0	0.6	PENDING
MK06-58	78.0	108.0	30.0	19.2	PENDING
Including	94.0	100.50	6.5	41.8	PENDING
MK06-62**	0	105	No significant intersections
MK06-63	98.2	123.2	25.0	22.6	PENDING
MK06-68	2.1	31.3	29.2	1.9	PENDING
And	43.5	68.0	24.5	2.5	PENDING
And	137.0	148.0	11.0	2.9	PENDING

*Holes are not drilled in numerical or sequential order.

**Hole abandoned due to drilling conditions.

True widths from the drill intersections have not yet been estimated. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Buffalo plans a conference call to update shareholders and interested parties on all of the activities of the companies.   Details of the call will follow in a later release.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”__________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 21, 2006

Item 3.

Press Release

September 21, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Exploration update for the Lewis Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 22nd day of September 2006.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC. Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

September 21, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

DRILLING UPDATE – LEWIS PROPERTY, NEVADA

DRILL PROGRAM EXPANDED TO 50,000 FOOT MINIMUM

Madison Minerals Inc. (TSX-V: MMR) is pleased to provide a drilling update on its Lewis Property in Landner County, Nevada.   The Lewis Property is directly contiguous to the 8.5 million ounce Phoenix-Fortitude gold mine property of Newmont Mining Corporation.

To date, Layne Christensen Drilling Company has completed 25 diamond drill holes totalling just over 15,000-feet of the original 22,000-foot proposed exploration program.   The majority of holes completed during this drilling phase are both lateral and along strike step-outs from previous Madison drilling along the Virgin Structural Zone.  Results are pending and will be released once available.  In addition, a series of NW oriented structural splays associated with the Virgin Structural Zone are also being targeted.   Previous Madison drill hole MAD-5 tested one of these NW splays near its intersection with the Virgin Structural Zone returning a 105-foot interval grading 0.512 oz/t gold, (17.5 g/t gold over 32 metres).

Madison management is very pleased with the drilling progress and the extensive areas of alteration that have been intersected to date.   As such, Madison and its joint venture partner, Great American Minerals, intend to drill approximately 28,000 additional feet once the original 22,000-foot proposed exploration program has been completed.

Significant results from previous drilling on the Lewis Property include:

Drill Hole	Interval (feet)	Au (oz/t)	Interval (metres)	Au (g/t)
MAD-32	45	0.152	13.7	5.2
MAD-08	30	0.205	9.1	7.0
MAD-05	105	0.512	32	17.5
MAD-31	150	0.189	45.7	6.5
Drill Hole	Interval (feet)	Au (oz/t)	Interval (metres)	Au (g/t)
UTX-1	145	0.183	44.2	6.3
MAD-18	280	0.065	85.3	2.2
FWL-43	120	0.269	36.6	9.2
MAD-20	225	0.101	68.6	3.5
FWL-11	155	0.242	47.2	8.3
FWL-34	50	0.135	15.2	4.6
FWL-39	45	0.173	13.7	5.9

The Lewis Property is controlled by the Phoenix Joint Venture which is comprised of Madison as to a 60% interest and Great American Minerals, Inc. as to a 40% interest.  Madison is the operator.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

MADISON MINERALS INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended July 31, 2006

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2006.

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	July 31, 2006	October 31, 2005

ASSETS

Current
Cash and cash equivalents	$ 927,354	$ 40,587
Marketable securities	28,900	28,900
Receivables	188,959	12,636
Prepaid expenses and deposits	3,857	3,857
	1,149,070	85,980

Resource properties (Note 4)	2,145,583	2,624,230
Deferred financing costs	-	11,885
Equipment	26,698	30,053
	$ 3,321,351	$ 2,752,148

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 8,780	$ 354,936

Shareholders’ Equity
Capital Stock (Note 5)
Authorized
60,000,000 common shares without par value

Issued
27,051,216 (October 31, 2005 – 21,833,179) common shares	61,797,058	60,528,028
Contributed surplus	1,858,098	1,785,937
Deficit	(60,342,585)	(59,916,753)
	3,312,571	2,397,212
	$ 3,321,351	$ 2,752,148

Nature and continuance of operations (note 1)

Subsequent events (note 11)

Approved by the Board : “Chet Idziszek”     Director     “James G. Stewart”   Director

Madison Minerals Inc.

(An exploration stage company)

Consolidated Statements of Operations and Deficit

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2006	Three Months Ended July 31, 2005	Nine Months Ended July 31, 2006	Nine Months Ended July 31, 2005

EXPENSES
Amortization	$ 1,954	$ 2,435	$ 5,531	$ 7,226
Audit and accounting	3,480	5,000	3,480	5,000
Bank charges, interest and loan bonus	155	559	597	32,563
Consulting	-	-	24,000	-
Filing fees	988	2,900	19,773	17,406
Insurance	-	-	8,932	4,544
Legal fees	6,581	10,949	38,414	48,987
Mt. Kare expenditures (Note 4(a))	788	-	22,149	-
Office and rent	44,643	36,018	150,738	135,451
Office cost reimbursement	(23,068)	(17,356)	(78,376)	(83,120)
Property exam	-	-	-	-
Public relations	25,136	36,302	69,850	116,866
Shareholder information	-	1,179	1,868	2,270
Stock-based compensation	-	228,192	-	228,192
Transfer agent’s fees	1,433	1,828	9,166	11,896
Travel	10,892	1,346	12,686	65,489
Wages	74,905	41,849	215,378	189,555
	(147,887)	(351,201)	(504,186)	(782,325)

OTHER INCOME
Interest earned	9,140	760	20,727	3,288
Gain on sale of marketable securities	-	785	-	785
Recovery of costs previously written down – Mt. Kare (Note 4(a))	50,000	-	50,000	-
Foreign exchange (loss) gain	(1,348)	3,358	7,627	12,145
	57,792	4,903	78,354	16,218

Loss for the period	(90,095)	(346,298)	(425,832)	(766,107)

Deficit - Beginning of period	(60,252,490)	(14,642,187)	(59,916,753)	(14,222,378)

Deficit - End of period	$(60,342,585)	$(14,988,485)	$(60,342,585)	$(14,988,485)

Basic and diluted loss per share	$ (0.00)	$ (0.02)	$ (0.02)	$ (0.04)

Weighted average number of common shares outstanding	27,051,216	21,032,862	26,384,688	19,863,401

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2006	Three Months Ended July 31, 2005	Nine Months Ended July 31, 2006	Nine Months Ended July 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (90,095)	$ (346,298)	$ (425,832)	$ (766,107)
Items not affecting cash
Amortization	1,954	2,435	5,531	7,226
Gain on sale of marketable securities	-	(785)	-	(785)
Stock-based compensation	-	228,192	-	228,192
Loan bonus paid in shares	-	-	-	27,693
Change in non-cash working capital items relating to operating activities
Net decrease in receivables	9,114	16,342	3,462	7,831
Net decrease in accounts payable and accrued liabilities	(61,812)	(11,065)	(40,009)	(90,365)
	(140,839)	(111,179)	(456,848)	(586,315)

Cash flows from financing activitIES
Proceeds from issuance of capital stock	-	202,330	1,277,960	2,374,437
Deferred financing costs refunded	-	-	6,000	-
Loan proceeds	-	-	-	120,000
Loan repaid	-	-	-	(120,000)
	-	202,330	1,283,960	2,374,437

Cash flows from investing activitIES
Purchase of equipment	(2,176)	-	(2,176)	-
Proceeds from sale of marketable securities	-	11,885	-	11,885
Recovery of resource property costs	200,000	-	500,000	50,000
Expenditures on resource properties	(107,521)	(353,441)	(438,169)	(1,670,560)
	90,303	(341,556)	59,655	(1,608,675)

Change in cash and cash equivalents	(50,536)	(250,405)	886,767	179,447

Cash and cash equivalents - Beginning of period	977,890	489,572	40,587	59,720

Cash and cash equivalents - End of period	$ 927,354	$ 239,167	$ 927,354	$ 239,167

Supplemental disclosure with respect to cash flows (note 9)

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

1.

Nature AND CONTINUANCE of Operations

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Effective October 29, 2004, the Company changed its name from Madison Enterprises Corp. to Madison Minerals Inc. and consolidated its share capital on a 5 old for 1 new share basis.

At July 31, 2006, the Company had working capital of $1,140,290 (October 31, 2005, working capital deficiency – ($268,956)) which, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent developments, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

2.

Interim Unaudited Consolidated Financial Statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005.

3.

Significant Accounting Policies

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Resource Properties and Deferred Costs

	Mt. Kare Property, Papua New Guinea	Lewis Property, Nevada	Belencillo Property, Panama	Totals

Balance, October 31, 2005	$ 500,000	$ 2,124,230	$ -	$ 2,624,230
	$
Assays	-	-	9,999	9,999
Camp costs	-	1,220	868	2,088
Contractors and geologic staff	-	27,672	9,409	37,081
Geological supplies and equipment	-	517	-	517
Helicopter	-	-	4,687	4,687
Insurance	-	8,933	-	8,933
Land and Legal	-	71,666	9,720	81,386
Option Fees	-	48,808	-	48,808
Travel and accommodation	-	-	1,389	1,389
Trenching	-	-	6,250	6,250
Recovery of resource property costs	(500,000)	(179,785)	-	(679,785)
	(500,000)	(20,969)	42,322	(478,647)

Balance, July 31, 2006	$ -	$ 2,103,261	$ 42,322	$ 2,145,583

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

a)

Mt. Kare Property, Papua New Guinea

During the nine months ended July 31, 2006, the Company received $400,000 from Buffalo Gold Ltd. (“Buffalo”), a company related by way of a common director, pursuant to the agreement whereby Buffalo can earn up to a 51% interest in the property.  The Company also received an additional $150,000 from Buffalo in consideration for extending by six months, the dates within which Buffalo is required to make certain cash payments and produce a preliminary feasibility study, and pursuant to which Buffalo is entitled to exercise the Second Option.  As a result of the receipt of the $150,000 extension payment and $400,000 in required payments, the Mt. Kare Project now has a value of $nil on the balance sheet as all but $500,000 in costs on the project were written down during the year ended October 31, 2005.  Accordingly, $50,000 of the payments received have been recorded as recovery of costs previously written down on the statement of operations as have additional project expenditures incurred during the nine months ended July 31, 2006.

b)

Lewis Property, Nevada

On March 29, 2006, the Company and Great American Minerals, Inc. (“GAM”) entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”).  Under the Venture, the Company is the project manager and as a result, the Company has a receivable from GAM in the amount of $179,785 for project expenditures.  This receivable includes a 15% management fee and a corresponding amount has been credited to the Company’s Lewis costs.

c)

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama, with the remaining interest being held by Petaquilla Minerals Ltd. (“Petaquilla”).  The Company wrote off $2,267,471 in costs on this property during the year ended October 31, 2001, as the Company had no intention of making further expenditures on the property at that time.  During the nine months ended July 31, 2006, the Company and Petaquilla re-evaluated their intentions and have initiated a work program on the project.  As at July 31, 2006, the Company has spent $42,322 on this project.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of 60,000,000 common shares without par value.

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2005	21,833,179	$ 60,528,028	$ 1,785,937
Private placement (a)	5,000,000	1,400,000	-
Broker warrants (a)	-	-	72,161
Compensation (b)	218,037	63,231	-
Share issue costs (a)	-	(194,201)	-

Balance as at July 31, 2006	27,051,216	$ 61,797,058	$ 1,858,098

a)

In December 2005, the Company closed a private placement of 5,000,000 units at a price of $0.28 per unit to generate cash proceeds of $1,277,960, net of cash commission to the agent of $78,400 and share issue costs of $43,640.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.  The agent also received broker’s warrants entitling the purchase of up to 350,000 common shares of the Company on the same terms as the warrants described above.  The fair value of the broker warrants was estimated to be $72,161 with a corresponding share purchase warrant amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.77%, an expected life of two years, expected volatility of 72.03% and an expected dividend yield of 0.0%.

b)

In November 2005, the Company issued 218,037 shares at a value of $63,231 to related parties.  114,762 common shares valued at $33,281 were issued to the president of the  Company as compensation for accrued wage expense and 103,275 common shares valued at $29,950 were issued to a law firm controlled by a director for legal fees.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

6.

STOCK OPTIONS

As at July 31, 2006, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

100,400	$ 0.75	May 21, 2007
368,684	1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
905,400	0.38	May 27, 2010
145,000	0.28	October 20, 2010

1,804,484

7.

SHARE PURCHASE WARRANTS

As at July 31, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

2,599,100	$ 0.90	August 3, 2006
270,612	0.90	August 3, 2006
2,500,000	0.50	December 7, 2007*
350,000	0.50	December 7, 2007*

5,719,712

* These warrants are subject to a forced conversion provision as outlined in Note 5 (a).

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

8.

related party transactions

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the nine months ended July 31, 2006 and 2005:

	2006 $	2005 $

Legal fees	55,550	97,900
Wages and benefits	162,772	163,784

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)

As at July 31, 2006, accounts payable and accrued liabilities include $294 (October 31, 2005 - $122,631) due to officers of the Company and companies related by way of common directors.

c)

During the nine months ended July 31, 2006, the Company recorded reimbursements of $78,376 (2005 - $65,764) for rental of office space from companies related by way of common directors, under rental agreements between the related companies.

d)

During the nine months ended July 31, 2006, the Company received $550,000 from a Company related by way of a common director pursuant to the Mt. Kare option agreement (Note 4(a)).

Additional related party transactions are disclosed in Note 5(b).

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005

Non-cash operating activities
Accrued wage expense settled with capital stock	$ (63,231)	$ -
Accounts (paid) incurred for resource property expenditures	(237,031)	(449,360)
Receivable – recovery of resource property expenditures	(179,785)	-
Accrued deferred financing costs	(5,885)	-
	$ (485,932)	$ (449,360)

Non-cash financing activities
Share purchase warrants issued to broker	$ 72,161	$ 43,767
Share issue costs incurred with share purchase warrants	(72,161)	(43,767)
Capital stock issued for accrued wage expense	63,231	-
Accrued deferred financing costs applied against capital stock	-	3,237
Accrued deferred financing costs	5,885	(3,237)

	$ 69,116	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$ 237,031	$ 449,360
Resource property expenditures recovery in receivables	179,785	-

	$ 416,816	$ 449,360

10.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea, Panama and the United States (Note 4).  All equipment is held in Canada.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the nine months ended July 31, 2006

(Unaudited – Prepared by Management)

11.

SUBSEQUENT EVENTS

Subsequent to July 31, 2006, the following events occurred:

a)

405,400 common shares were issued for proceeds of $154,052 pursuant to the exercise of stock options.

b)

358,000 common shares were issued for proceeds of $179,000 pursuant to the exercise of warrants.

c)

The Company arranged, subject to regulatory approval, a private placement of 6,300,000 units at a price of $0.85 per unit for gross proceeds of $5,355,000.  Each unit will consist of one share and one half share purchase warrant, every full warrant entitling the holder to purchase one additional share of the Company at a price of $1.20 per share for a period of two years from the closing date.  The warrants will be subject to forced conversion provisions whereby after four months following the closing date, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following such notice.

The agent in respect of 1,765,000 units will receive commission of 7% of the gross proceeds, such fee to be payable half in cash and half in units at the agent’s election.  The agent will also receive a broker’s warrant entitling the  purchase of up to 176,500 shares of the Company with the same terms as described above.  In addition, Longview Strategies Inc. (“Longview”) has agreed to arrange purchasers for up to 1,765,000 units and will receive a fee of 5% of the gross proceeds, payable half in cash and half in units at Longview’s election.  Longview will not receive a fee on any units it purchases.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD

ENDED JULY 31, 2006

MADISON MINERALS INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED JULY 31, 2006

The following discussion and analysis, prepared as of September 25, 2006, should be read together with the interim unaudited consolidated financial statements for the nine month period ended July 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended October 31, 2005 and October 31, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the nine month period ended July 31, 2006, the Company was primarily engaged in the continued exploration of its Lewis Property in Nevada.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “MMR”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the period:

1.

In December 2005, the Company completed a private placement of 5,000,000 units at a price of $0.28 per unit for cash proceeds of $1,277,960 net of cash commission of $78,400 and share issue costs of $43,640.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

2.

During the period the Company established a joint venture with Great American Minerals Inc. for the continued exploration of the Lewis Property in Nevada and continued such exploration work.  This work consisted of data review, program planning and claim maintenance at a net cost of $(20,969) after cost recovery from its joint venture partner.

3.

During the period, exploration work resumed on the Company’s Belencillo Property in Panama.  The Company funded exploration costs of $42,322.  The work consisted of sampling and trenching and was carried out by Petaquilla Minerals Ltd., the Company’s joint venture partner.  Results are pending

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended October 31, 2005	Year Ended October 31, 2004	Year Ended October 31, 2003

Total revenues	nil	nil	nil
Net loss	$45,694,375	$970,743	$729,046
Basic and diluted loss per share	$2.25	$0.06	$0.05
Total assets	$2,752,148	$46,127,849	$44,267,125
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

The total assets of the Company have increased from year to year, due principally to investments in mineral properties funded by the sale of share capital.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At July 31, 2006, the Company’s current assets totalled $1,149,070 compared to $280,129 at July 31, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities fell to $8,780 from $188,776 due to the cessation of exploration by the Company of its Mt. Kare property as a result of the Company’s option agreement with Longview Capital Partners Limited (whose assignee, Buffalo Gold Ltd. is presently carrying out exploration as part of a pre-feasibility study).  Included in the Company’s current liabilities were payables or accrued liabilities of $294 due to related parties.  All such amounts are payable on demand.  As a result, the Company had working capital of $1,140,290 at July 31, 2006 as compared with working capital of $91,353 at July 31, 2005.  As at both July 31, 2006 and July 31, 2005, the Company had no long-term debt.

At July 31, 2006, the Company had total assets of $3,321,351 as compared with $47,449,102 at July 31, 2005.  This decrease is due to a write-down of the Mt. Kare Property to $500,000 during the fiscal year ended October 31, 2005 due to the uncertainty of the recoverability of the historical carrying value of the property.

Share capital as at July 31, 2006 was $61,797,058, up from $60,486,465 as at July 31, 2005 due to the sale of share capital.  During the nine months ended July 31, 2006, the Company issued 5,000,000 shares pursuant to a private placement to generate net cash proceeds of $1,277,960.  In addition, during the nine months ended July 31, 2006, the Company issued 218,037 shares to related parties as compensation for accrued wage expense and for legal fees.

The Company's largest cash outflow in the nine month period ended July 31, 2006 was as a result of general and administrative expenses of $504,186.

Expenses for the nine month period ended July 31, 2006 were $504,186, down from $782,325 for the nine month period ended July 31, 2005.  This decrease is primarily due to lower interest and loan bonus costs which fell by $31,966 due to repayment of a short term operating loan repaid in the prior period and lower public relations, stock based compensation and travel costs, which fell by $47,016, $228,192 and $52,803, respectively, due to financing activities carried out and incentive stock options granted in the previous period.  These decreases were offset by increases in consulting fees and wages that rose by $24,000 and $25,823, respectively, from the period in the previous fiscal year.

Summary of Quarterly Results

	Three Months Ended July 31, 2006	Three Months Ended April 30, 2006	Three Months Ended January 31, 2006	Three Months Ended October 31, 2005	Three Months Ended July 31, 2005	Three Months Ended April 30, 2005	Three Months Ended January 31, 2005	Three Months Ended October 31, 2004
Total assets	$3,321,351	$3,466,453	$3,651,119	$2,752,148	$47,449,102	$47,403,904	$46,464,249	46,127,849
Resource properties	2,145,583	2,411,042	2,481,873	2,624,230	47,136,484	46,811,004	46,317,533	45,965,284
Working capital (deficiency)	1,140,290	965,148	1,049,685	(268,956)	91,353	330,174	(602,852)	(608,888)
Shareholders’ equity	3,312,571	3,402,666	3,559,793	2,397,212	47,260,326	47,176,102	45,751,961	45,399,348
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(90,095)	(149,627)	(186,110)	(44,928,268)	(346,298)	(163,498)	(256,311)	(213,184)
Earnings (loss) per share*	(0.00)	(0.01)	(0.01)	(2.06)	(0.02)	(0.01)	(0.01)	(0.01)

* Loss per share amounts have been restated to give effect to the one for five share consolidation carried out on October 29, 2004.

Significant changes in key financial data from 2003 to 2006 can be attributed to exploration expenditures on the Mt. Kare Property in Papua New Guinea and the Lewis Property in Nevada.  These expenditures have been funded through the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties, subject to financing.

Based on its existing working capital, the Company has sufficient funds to meet the Company’s general and administrative expenses and a portion of its share of the cost of the next phase of exploration on its Lewis Property for the coming year.  However, if the Company is to fully fund its share of expenditures on the Lewis Property, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. The Company has arranged a non-brokered private placement to generate gross proceeds of $5,355,000 and expects to close such placement in October 2006, but there is no assurance that it will close.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	July 31, 2006	October 31, 2005

Working capital (deficiency)	$1,140,290	$(268,956)
Deficit	(60,342,585)	(59,916,753)

Capital Resources

During the nine month period ended July 31, 2006, the Company issued 5,000,000 units at a price of $0.28 per unit for cash proceeds of $1,277,960 net of cash commission of $78,400 and share issue costs of $43,640.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to fully fund its share of expenditures on the Lewis Property during the current fiscal year. The Company has arranged a non-brokered private placement to generate gross proceeds of $5,355,000 and expects to close such placement in October 2006.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended July 31, 2006, the Company incurred professional fees of $55,550 with a company controlled by a director and officer of the Company for legal services. The Company also paid or accrued wages and benefits of $109,616 and $53,156 to its Chief Executive Officer and a director, respectively, and was reimbursed for office and rent costs of $78,376 by companies related by way of common directors.

As at July 31, 2006, accounts payable included $294 due to related parties as a result of legal services provided by a company controlled by a director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalised on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalised costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination of impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at July 31, 2006, management believes that no write-down relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value, as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

 Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the nine month period ended July 31, 2006.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, deposits and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at July 31, 2006, 4% of the Company’s accounts payable and accrued liabilities are denominated in foreign currencies.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

During the nine month period ended July 31, 2006, the Company continued its ongoing exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $158,816. These expenditures are comprised of camp costs of $1,220, contractors and geologic staff costs of $27,672, geological supplies and equipment costs of $517, insurance costs of $8,933, legal costs of $71,666 and option fees of $48,808. The expenditures in the nine month period ended July 31, 2005 totalled $127,363 and were comprised of assay costs of $5,170, camp costs of $943, contractors and geologic staff costs of $28,740, land and legal costs of $4,389, option fees of $85,981 and travel and accommodation costs of $2,140.  All of these costs were reimbursed subsequent to the end of the period by the Company’s joint venture partner.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 60,000,000 common shares without par value of which 27,051,216 were outstanding at the end of the nine months ended July 31, 2006 and of which 27,814,616 were outstanding as of the date hereof.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 2,492,000 shares of the Company at a price of $0.50 per share until December 7, 2007 (subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised).

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
100,400	$0.75	May 21, 2007
368,684	$1.00	December 30, 2007
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
145,000	$0.28	October 20, 2010
1,399,084